Exhibit 3.1

Text of Bylaw Amendments
Approved by the Board of Directors on June 14, 2005

1.   Article II, Section 3 of the Bylaws of CNB Corporation was amended to read as follows:

"Special Meetings.   Except as otherwise required by law, special meetings of the shareholders may be called by the Chairman of the Board, the President, the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or, at the written request of the holders of not less than 50% of all shares entitled to vote at the meeting."

2.   The first sentence of Article IV, Section 2 of the Bylaws of CNB Corporation was amended to read as follows:

"Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or a majority of the directors."